Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 14

DATED MARCH 28, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 14 to you in order to supplement our prospectus. This supplement updates information in the "Investments", "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 14 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 13 dated March 18, 2005, (Supplement No. 13 superseded certain information contained in our prospectus and prior supplements dated between December 29, 2004 and March 18, 2005), and must be read in conjunction with our prospectus.

We have finalized our sales effort for our $2.5 billion initial public offering where we offered for sale 250 million shares of common stock. We consummated the sale of all of the shares of the offering on March 22, 2005. We have commenced our $2.5 billion follow-on offering and sales are continuing at this time.

Investments

The discussion under the subsection "Other Investments", which starts on page 105 of our prospectus, is modified and supplemented by the following:

On March 22, 2005, the board of directors approved the increase of investments from $10 million to $20 million of our cash in publicly traded investment securities with no time limitation on the placement of these investments.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding the properties we have acquired since March 18, 2005, the date of our last supplement. We have purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.

	Year	Date	Approx. Acquisition Costs, Including	Gross Leasable Area	Physical Occupancy as of 03/01/05	No. of
Property	Built	Acquired	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

American Express 4315 South 2700 West Salt Lake City, UT	1982	03/21/05	48,000,000	395,787	100	1	American Express

CVS Drug Store Main & Vine Streets Montevallo, AL	2001	03/23/05	3,064,000	10,055	100	1	CVS Drug Store

Blockbuster at Five Forks 2603-A Woodruff Road Simpsonville, NC	2004 - 2005	03/23/05	1,500,000	6,000	100	1	Blockbuster Video

Cinemark Theatre 6500 Route 53 Woodridge, IL	2000	03/23/05	15,650,000	70,183	100	1	Cinemark Theatre

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from this offering and financing proceeds to make these acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Property	Type	Year Built	Approximate Acquisition Costs Including Expenses ($) *	Gross Leasable Area (Sq. Ft.)	Physical Occupancy as of 03/01/05 (%)	No. of Tenants	Major Tenants

Three CVS Drug Stores:	SU	1999	11,250,000	32,724	100	1	CVS Drug Store
100 SW Wilshire Blvd. Burleson, TX

1016 Lee Blvd. Lawton, OK

4501 S. Western Ave. Oklahoma City, OK

Two CVS Drug Stores/Three Eckerd Stores	SU	1999 to 2004	17,071,800	60,350	100	1	CVS Drug Store or Eckerd Drug Store

CVS Drug Store 1301 N. Saginaw Saginaw, TX

CVS Drug Store 1040 SW 19th Street Moore, OK

Eckerd Drug Store 64 Cascade Ave. SW Atlanta, GA

Eckerd Drug Store 1505 Walton Way Augusta, GA

Eckerd Drug Store 64 Cascade Avenue SW Chattanooga, TN

Greensburg Commons (1) US 74 and State Route 3 Greensburg, IN	RC	1999	24,342,000	272,893	94	14	Wal-Mart Supercenter

The Brickyard Diversey and Marragansett Avenue Chicago, IL	RC	2004	90,000,000	264,353	77	29	Jewel/Osco Marshall's

Bison Hollow 333 North U.S. Highway 31 Traverse City, MI		2004	19,524,000	134,798	100	3	Kohl's Bed, Bath & Beyond Michael's

Galvez Shopping Center 6228 Broadway Street Galveston, TX		2004	8,125,000	30,197	85	8	Pier 1 Imports Mattress Firm

Clear Shores Shopping Center FM 2094 & Highway 146 Clear Lake, TX		2003 to 2004	12,150,000	60,155	81	9	Office Depot Pier 1 Imports Dollar Tree

Gloucester Town Center 515 Berlin-Cross Keys Road Gloucester Township, NJ		2003	22,500,000	108,562	100	18	Acme Markets (Ground Lease)

Lake Forest Crossing Lake Forest & McKinney Ranch Parkway McKinney, TX	RC	2004	8,300,000	25,440	100	15	Blockbuster Video

Publix 3141 Overton Road Mountain Brook, AL	SU	2004	7,970,000	44,271	100	1	Publix

Chantilly Crossing 14405 Chantilly Crossing Lane Chantilly, VA	RC	2004	28,500,000	80,519	100	242	Office Depot Party City

Bangor Broadway 653 Broadway Bangor, ME	RC	1961 renovated 2000/2 2002	15,235,000	183,079	89	15	Shop & Save T.J. Maxx & More

(1) We would assume the loan in the amount of $14,200.000 at interest only payments at LIBOR and 155 basis points, with the loan maturing on May 12, 2009.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offerings as of March 24, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	249,980,000	2,499,720,014	262,079,815	2,237,640,199

Our second offering dated December 21, 2004	24,496,527	244,965,269	26,097,057	218,868,212

Shares sold pursuant to our distribution reinvestment program	5,090,104	48,355,987	-	48,355,987

Shares repurchased pursuant to our share repurchase program	(154,822)	(1,432,104)	-	(1,432,104)

	279,431,809	2,791,809,166	288,176,872	2,503,632,294

  Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

We have finalized our sales effort for our $2.5 billion initial public offering where we offered for sale 250 million shares of common stock. We consummated the sale of all of the shares of the offering on March 22, 2005. We have commenced our $2.5 billion follow-on offering and sales are continuing at this time.